February 1, 2007

Mail Stop 6010

Camlex Management
   agent for service for
ICP Solar Technologies Inc.
8275 S. Eastern Ave., Suite 200
Las Vegas, Nevada 89123

> **Re: ICP Solar Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 16, 2007**
> **File No. 333-138693**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that when you file amendments you update your disclosure as appropriate. For example, executive compensation disclosure should include information for your last-completed fiscal year and your beneficial ownership table should be updated to reflect your current officers and directors.

Selling Stockholders, page 16

2.   We note your prior comment 2 and reissue that comment. Please revise your disclosure to identify the natural persons who beneficially own the securities held in the name of the entities in the selling stockholder table, including entities that are institutional investors. Please also make conforming changes to the beneficial ownership disclosure in the table on page 54.

Recent Developments, page 31

3.   With a view toward clarified disclosure, please tell us how you determined that the shares
        "were valued at $2.00 per share" on September 29, 2006. Also, please provide us
        information regarding the market price of your common stock in the periods both before
        and after announcement of the transaction.

4.   We note that you renamed the "FC Principals" as "ICP Principals." As revised, it is
        unclear which individuals were associated with which pre-merger company. Please
        revise for clarity.

5.   With a view toward clarified disclosure, please tell us about the relative rights of the prior
        ICP stockholders who are now holders the equity of your operating subsidiary when
        compared with the rights of your shareholders. Include in your response:

        •   The percentage of your operating subsidiary owned by the former ICP shareholders;
        •   The identities of the other owners of your operating subsidiary;
        •   The relative priority of your shareholders and the operating subsidiary shareholders in
            bankruptcy or liquidation of the assets of the operating subsidiary; and
        •   The ability to control the management of the operating subsidiary and amend the
            charter documents of the operating subsidiary.

6.   Please describe the disposition of the 20,000,000 shares deposited in the trust when you
        issue your shares upon exchange of the outstanding exchangeable shares or upon other
        termination of the trust. Will the deposited shares be returned to the original depositors?

7.   We note your response to prior comment 4. Please revise the disclosure in your
        prospectus to include the substance of your response.

8.   We note your response to prior comment 5. Please revise your prospectus to disclose the
        specific purpose of the Voting Trust Agreement as articulated the second sentence of
        your response.

9.   We reissue prior comment 7, which sought specific disclosure regarding material changes
        to your bylaws, including disclosure of former bylaw provisions and the reasons they
        were changed. By way of example only, disclose quorum requirements under the prior
        bylaws and new bylaws and provide the rationale for the change.

10.   Please disclose the current status of the loan disclosed in the last paragraph. We note that
        prior disclosure stated that the loan had been repaid in full.

Exchangeable Share Support Agreement, page 33

11.   We note your response to comment 9 and reissue the comment. Please disclose, for example, the mechanics of the retraction call rights referenced in paragraph III(5)(a)(iii) of the Articles of Incorporation of Exchangeco filed with Exhibit 10.10 and how will you determine whether to exercise those rights.

Description of Capital Stock, page 55

12.   Please expand your disclosure in response to prior comment 22 to explain the potential material impact on common stockholders due to the existence of the preferred stock, including the anti-takeover effect. Also add risk factors as appropriate.

FC Financial Services Inc. November 30, 2005 Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm for the financial statements of FC Financial Services, Inc., page F-2

13.   Refer to our prior comment 24. Please revise to include a current consent from Chavez & Koch, CPA's that does not include a "Draft" notation on it.

Signatures

14.   We note your announcements regarding changes to your board of directors. Please ensure that your registration statement is signed by at least a majority of your current board.

15.   Please file the power of attorney that authorizes Sass Peress to act as attorney-in-fact for Leon Assayag.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Camlex Management
    agent for service for
ICP Solar Technologies Inc.
February 1, 2007
Page 4

      You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-2617 with any other questions.

      Sincerely,

      Russell Mancuso
      Branch Chief

cc (via fax):   Richard Raymer, Esq. – Hodgson Russ LLP